FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  May............................................ , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                  No          X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... May 15, 2009....	By	........../s/......... Masashiro Kobayashi ............
(Signature)*
Masashiro Kobayashi
General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the three months ended March 31, 2009

[English summary with full translation of consolidated financial information]
Quarterly Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the three months ended
March 31, 2009
CANON INC.
Tokyo, Japan

CONTENTS

		Page

I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	3

	(3) Group Entities	3

	(4) Number of Employees	3

II	The Business

	(1) Production and Sales	3

	(2) Crucial Business Contracts Engaged in the First Quarter of Fiscal 2009	4

	(3) Operating Results	4

III	Property, Plant and Equipment

	(1) Major Property, Plant and Equipment	7

	(2) Prospect of Capital Investment in the First Quarter of Fiscal 2009	7

IV	Company Information

	(1) Shares	7

	(2) Stock Price Transition	9

	(3) Directors and Executive Officers	9

V	Financial Statements	10

Disclaimer Regarding Forward-Looking Statements
This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I . Corporate Information
(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended	Year ended

	March 31, 2009	December 31, 2008

Net sales	687,034	4,094,161

Income before income taxes	22,394	481,147

Net income attributable to Canon Inc.	17,744	309,148

Canon Inc. stockholders’ equity	2,647,032	2,659,792

Total equity	2,833,100	2,850,982

Total assets	3,751,117	3,969,934

Canon Inc. stockholders’ equity per share (yen)	2,144.24	2,154.57

Net income attributable to Canon Inc. stockholders per share: basic (yen)	14.37	246.21

Net income attributable to Canon Inc. stockholders per share: diluted (yen)	14.37	246.20

Canon Inc. stockholders’ equity to total assets (%)	70.6	67.0

Cash flows from operating activities	52,446	616,684

Cash flows from investing activities	(102,026)	(472,480)

Cash flows from financing activities	(70,958)	(277,565)

Cash and cash equivalents at end of period	577,193	679,196

Number of employees	158,019	166,980
Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.
Canon adopted SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” in the first quarter beginning January 1, 2009. Prior year amounts have been reclassified or adjusted to conform to SFAS 160.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles, thereby its group entities, which is composed of subsidiaries and affiliates, disclose the information in accordance with the accounting principles. The conformity is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”. The segment information is exceptionally prepared based on “The rules associated with the terminology, presentation and preparation method of quarterly consolidated financial statements” of Japan.

Canon (consisting of and is operated mainly by the Company, 242 consolidated subsidiaries and 18 affiliates accounted for using the equity method) is engaged in the development, manufacture, sale and service primarily in the fields of business machines, cameras, optical and other products. No material change in Canon’s business has occurred during the three months ended March 31, 2009.

No additions or removals of principal group entities have occurred during the three months ended March 31, 2009.
(3)	Group Entities

No additions or removals of crucial group entities have occurred during the three months ended March 31, 2009.
(4)	Number of Employees

Canon’s number of employees is summarized as follows:

As of March 31, 2009

Consolidated	158,019

Parent-alone	25,339
Note:

The number of employees represents the total number of employees including seasonal workers as well as others who do not work full time. The Company had 3,063 temporary employees on average during the three months ended March 31, 2009.

II. The Business
(1)	Production and Sales

Production

Canon’s production by product group are summarized as follows:

Millions of yen

Three months ended March 31, 2009

Business Machines	330,712

Cameras	158,690

Optical and other products	49,668

Total	539,070

Notes:
1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.

Sales

Canon’s sales by product group are summarized as follows:

Millions of yen

Three months ended March 31, 2009

Business Machines	451,606

Cameras	165,549

Optical and other products	69,879

Total	687,034

Notes:
1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen

	Three months ended March 31, 2009

	Sales	Proportion (%)

Hewlett-Packard Company	128,660	18.7
(2)	Crucial Business Contracts Engaged in the First Quarter of 2009

No material contracts were entered into during the three months ended March 31, 2009.
(3)	Operating Results

Looking back at the global economy in the first quarter of 2009, the severity of the global recession that struck last year increased among developed and emerging countries. In the United States, deteriorating employment conditions and other factors continued to negatively affect personal consumption, whereas in Europe, exports continued to shrink and consumer spending weakened further. In Japan, reductions in corporate capital spending, coupled with a decrease in exports and declining inventory levels mainly in the manufacturing industry, have clearly had a negative impact on the real economy. Furthermore, growth in Asia and other emerging economies decelerated due to waning exports, thereby depriving the global economy of an engine for growth. As for the foreign exchange market, although the unilateral appreciation of the yen that began in early autumn last year reversed, the yen remained relatively highly valued against other foreign currencies during the quarter.

As for the markets in which Canon operates amid these conditions, within the office imaging products market, sales of monochrome and color network digital multifunction devices (MFDs) remained low due to continued restrained corporate investment in each region. In the computer peripherals market, in addition to a drop in demand for monochrome models, sales of color laser beam printers, which had enjoyed healthy expansion, fell below the year-ago level. With regard to inkjet printers, a significant decrease in demand for single-function models resulted in a contraction of the market compared with the previous year. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras achieved solid growth, demand for compact digital cameras declined amid further drops in prices. With respect to the optical equipment segment, demand fell for both aligners, used to produce liquid crystal display (LCD) panels, and for steppers, utilized in the production of semiconductors. The average value of the yen during the first quarter was ¥93.86 to the U.S. dollar, a year-on-year appreciation of about 12%, and ¥121.85 to the euro, a year-on-year appreciation of approximately 29%.

Net sales for the period totaled ¥687.0 billion, a year-on-year decline of 31.8%, mainly due to the effects of substantially reduced sales volumes arising from decreased demand for network MFDs and laser beam printers, along with the substantial rise in the value of the yen. Despite the launch of new products and ongoing cost-cutting efforts targeting an improved gross profit ratio, such factors as the appreciation of the yen, reduction in sales volumes and falling product prices led to a 6.1 point decline in the ratio to 43.5%. Consequently, gross profit decreased by 40.2% to ¥298.8 billion. Although, operating expenses declined by 15.3% owing to a Group-wide effort to curb expenses, operating profit dropped 88.3% to ¥20.0 billion. Other income (deductions) reversed to positive by ¥6.6 billion, mainly due to an improvement in currency exchange losses. As a result, income before income taxes totaled ¥22.4 billion, a decline of 86.6%, while net income attributable to Canon Inc. also recorded a decrease of 83.4% to ¥17.7 billion.

Basic net income attributable to Canon Inc. stockholders per share was ¥14.37, a year-on-year decline of ¥70.20.

Canon’s first-quarter results by product segment are summarized as follows:

Looking at Canon’s first-quarter performance by business sector, within the business machines segment, demand for office equipment declined significantly amid the rapid deterioration of economic conditions. As for office imaging products, while demand for digital commercial printers increased, flagging sales in major regions for network digital MFDs along with the strong yen resulted in a year-on-year decline in sales of 31.3% for the segment. In the field of computer peripherals, the significant drop in demand for laser beam printers along with the decline in sales due to the need to reduce distribution inventories, combined with the appreciation of the yen, resulted in a sales decrease of 41.9% compared with the year-ago period. As for inkjet printers, amid a shrinking global market, while sales volume displayed solid growth in the Americas which contributed to minimizing the decrease of sales volume for the segment overall, the impact of the yen’s appreciation and falling prices resulted in a decline in sales by 26.6%. Consequently, sales for the computer peripherals segment overall dropped by 38.0%. As for business information products, reduced personal computer sales in the Japanese domestic market resulted in a sales decline of 23.7%. Collectively, sales of business machines overall totaled ¥451.6 billion, down 34.7%, while operating profit totaled ¥59.1 billion, falling 63.8% mainly due to the significant decrease in gross profit stemming from the reduction in sales.

Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel XSi (EOS 450D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy healthy sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although the introduction of four new ELPH (IXUS)-series models and four PowerShot-series models was well received, sales volume contracted year on year amid stagnant market conditions. Consequently, along with the impact of falling average sales prices and the appreciation of the yen, sales for the cameras segment overall declined by 24.4% to ¥165.5 billion. Additionally, operating profit for the sector decreased by 82.9% to ¥7.8 billion mainly as a result of the drop in sales value coupled with the significant decline in the gross profit ratio.

In the optical and other products segment, sales of steppers remained stagnant due to aggravating market conditions for memory chips. As a result, sales for the segment totaled ¥69.9 billion, a decline of 27.8%. Operating profit dropped to negative ¥11.3 billion due to the significant drop in sales and other factors.

First-quarter results in the domestic and overseas regions are summarized as follows:

Japan

Sales in Japan decreased by 14.3% from the year-ago period to ¥213.7 billion as sales of color network MFDs remained sluggish along with other factors. Operating profit generated in the region dropped by 80.8% year-on-year to ¥34.0 billion.

As sales of products such as laser beam printers, monochrome network MFDs and compact digital cameras declined overall, coupled with the significant impact of the foreign currency exchange and other factors, sales in the regions outside Japan decreased compared with the previous year.

Americas

Sales declined by 36.5% from the year-ago period to ¥171.1 billion, mainly due to reduced sales of laser beam printers and monochrome network MFDs, along with the appreciation of the yen. Operating profit in the region fell by ¥5.0 billion to an operating loss of ¥0.1 billion compared with the corresponding period of the previous year.

Europe

Sales dropped by 37.9% from the same period of the previous year to ¥208.9 billion, primarily due to the decline in sales of laser beam printers and compact digital cameras, accompanied with the sharp appreciation of the yen. Operating profit in the region declined by 34.4% year on year to ¥8.3 billion.

Asia and others

Sales decreased by 38.7% to ¥93.3 billion mainly reflecting the sales decrease of laser beam printers and steppers. As a result, operating profit in the region dropped by 76.6% to ¥4.1 billion.

Cash Flows

In the first quarter of 2009, Canon generated cash flow from operating activities of ¥52.4 billion, a decrease of ¥55.0 billion compared with the previous year, mainly reflecting the reduction in consolidated net income. As capital investments was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥102.0 billion, a year-on-year decrease of ¥87.5 billion. Accordingly, free cash flow totaled negative ¥49.6 billion, a decrease of ¥32.4 billion from the year-ago period.

Cash flow from financing activities recorded an outlay of ¥71.0 billion, mainly arising from the dividend payout of ¥67.9 billion. Consequently, cash and cash equivalents decreased by ¥102.0 billion to ¥577.2 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the three months ended March 31, 2009.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2009 totaled ¥72.8 billion.

III . Property, Plant and Equipment
(1)	Major Property, Plant and Equipment
There were no significant changes to the status of existing major property, plant and equipment during the first quarter of 2009.
(2)	Prospect of Capital Investment in the First Quarter of Fiscal 2009

There were no significant changes in the capital investment plans, originally decided at the end of the previous year, with regard to new construction or retirement of property, plant and equipment during the first quarter of 2009. There were no significant additional plans for new construction or retirement of these assets, during the first quarter of 2009.

IV . Company Information
(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of
March 31, 2009

Total number of issued shares	1,333,763,464
Stock Acquisition Rights
     The descriptions of the stock option plans as of March 31, 2009 are below.
The Stock Option Plan Approved on March 28, 2008
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 5,740.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 574,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for the share options will be ¥5,502 per share.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Splitting or Share Consolidation

(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion of the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment   =   Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
4. Period during which share options are exercisable
From May 1, 2010 to April 30, 2014.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
Rights Plan
Not applicable
Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2009
Issued Shares (share)	-	1,333,763,464
Capital Stock (millions of yen)	-	¥ 174,762
Additional Paid-in Capital (millions of yen)	-	¥ 306,288

Major Shareholders
As of the end of March 31, 2009, the Company has not received a copy of the Bulk Shareholding Report, etc. and thus has not recognized changes of major shareholders.
Voting Rights

		As of March 31, 2009

	Number of shares	Number of voting
Classification	(shares)	rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 99,279,000	-
	(cross shareholding) 3,700

Shares with full voting rights (Others)	1,232,654,200	12,326,542

Fractional unit shares	1,826,564	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,326,542
Note:
In “Fractional unit shares” under “Number of shares,” 5 shares of treasury stock and 50 shares of cross shareholding are included.
(2)	Stock Price Transition
The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the first three months of fiscal 2009:

			(Yen)

	January	February	March

High	3,370	2,690	3,150

Low	2,435	2,230	2,115
(3)	Directors and Executive Officers
There were no changes in members of directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).
Changes in functions of directors and executive officers are below:

Yasuo Mitsuhashi	(Senior Managing Director: Chief Executive of Peripheral Products HQ, Chief

Executive of Chemical Products HQ)

Hiroyuki Suematsu	(Executive Officer: Deputy Chief Executive of Chemical Products HQ)

V . Financial Statements (Unaudited)
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

Page

Consolidated Balance Sheets

as of March 31, 2009 and December 31, 2008	11

Consolidated Statement of Income

for the three months ended March 31, 2009	13

Consolidated Statement of Cash Flows

for the three months ended March 31, 2009	14

Notes to Consolidated Financial Statements	15

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	Millions of yen
	March 31, 2009	December 31, 2008
		(As adjusted) (Note 1)
Assets
Current assets:
Cash and cash equivalents	577,193	679,196
Short-term investments (Note 2)	4,584	7,651
Trade receivables, net (Note 3)	485,413	595,422
Inventories (Note 4)	499,963	506,919
Prepaid expenses and other current assets (Note 10)	280,631	275,660

Total current assets	1,847,784	2,064,848

Noncurrent receivables (Note 11)	14,730	14,752
Investments (Note 2)	81,944	88,825
Property, plant and equipment, net (Note 5)	1,357,856	1,357,186
Intangible assets, net	120,532	119,140
Other assets (Note 10)	328,271	325,183

Total assets	3,751,117	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2009	December 31, 2008
		(As adjusted) (Note 1)
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	5,484	5,540
Trade payables (Note 6)	295,746	406,746
Accrued income taxes	15,958	69,961
Accrued expenses	274,011	277,117
Other current liabilities (Note 10)	151,211	184,636

Total current liabilities	742,410	944,000

Long-term debt, excluding current instalments	7,433	8,423
Accrued pension and severance cost	110,772	110,784
Other noncurrent liabilities	57,402	55,745

Total liabilities	918,017	1,118,952

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	403,182	403,790
Legal reserve	54,063	53,706
Retained earnings	2,826,061	2,876,576
Accumulated other comprehensive income (loss)	(254,810)	(292,820)
Treasury stock, at cost	(556,226)	(556,222)
(Number of shares)	(99,279,005)	(99,275,245)

Total Canon Inc. stockholders’ equity	2,647,032	2,659,792
Noncontrolling interests (Notes 1 and 7)	186,068	191,190
Total equity (Notes 1 and 7)	2,833,100	2,850,982

Total liabilities and equity	3,751,117	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Statement of Income

Millions of yen
Three months ended
March 31, 2009

Net sales	687,034

Cost of sales	388,220

Gross profit	298,814

Operating expenses:
Selling, general and administrative expenses (Note 9)	205,993
Research and development expenses	72,789

278,782

Operating profit	20,032

Other income (deductions):
Interest and dividend income	1,434
Interest expense	(84)
Other, net (Notes 9, 10 and 12)	1,012

2,362

Income before income taxes	22,394

Income taxes	6,759

Consolidated net income (Note 1)	15,635

Less: Net income (loss) attributable to noncontrolling interests (Note 1)	(2,109)

Net income attributable to Canon Inc. (Note 1)	17,744

Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	14.37
Diluted	14.37

CANON INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

Millions of yen
Three months ended
March 31, 2009
Cash flows from operating activities:
Consolidated net income	15,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,523
Loss on disposal of property, plant and equipment	1,176
Deferred income taxes	(6,312)
Decrease in trade receivables	121,931
Decrease in inventories	18,290
Decrease in trade payables	(129,424)
Decrease in accrued income taxes	(54,352)
Decrease in accrued expenses	(8,687)
Decrease in accrued (prepaid) pension and severance cost	(140)
Other, net	18,806

Net cash provided by operating activities	52,446

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(105,084)
Proceeds from sale of fixed assets (Note 5)	1,339
Purchases of available-for-sale securities	(6)
Proceeds from sale and maturity of available-for-sale securities	214
Decrease in time deposits	2,885
Acquisitions of subsidiaries, net of cash acquired	(168)
Purchases of other investments	(54)
Other, net	(1,152)

Net cash used in investing activities	(102,026)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	593
Repayments of long-term debt	(1,532)
Increase in short-term loans	96
Dividends paid	(67,897)
Repurchases of treasury stock, net	(9)
Other, net	(2,209)

Net cash used in financing activities	(70,958)

Effect of exchange rate changes on cash and cash equivalents	18,535

Net change in cash and cash equivalents	(102,003)
Cash and cash equivalents at beginning of period	679,196

Cash and cash equivalents at end of period	577,193

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	81
Income taxes	63,206

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted. Additionally, in the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, not with U.S. generally accepted accounting principles.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of March 31, 2009 is summarized as follows:

Consolidated subsidiaries	242
Affiliated companies	18

Total	260
(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(c)	New Accounting Standards

In February 2008, the FASB issued Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. Canon adopted SFAS 157 in the first quarter beginning January 1, 2009 for all nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 12 for the disclosures required by SFAS 157.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Canon for any business combinations with an acquisition date on or after January 1, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition as of or for the period ended March 31, 2009.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	New Accounting Standards (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which will be applied retrospectively for all periods presented, and was adopted by Canon in the first quarter beginning January 1, 2009. Upon the adoption of SFAS 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to SFAS 160. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, result of operations and cash flows. SFAS 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and was adopted by Canon in the first quarter beginning January 1, 2009. The adoption of SFAS 161 did not have an impact on Canon’s consolidated results of operations and financial condition. See Note 10 for the disclosures required by SFAS 161.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132R-1”). FSP 132R-1 requires additional disclosures about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP 132R-1 is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Canon in the year ending December 31, 2009. Canon is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP 132R-1 to have an impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments
The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security types are as follows:

	Millions of yen
	March 31, 2009
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Current:
Available-for-sale:
Government bonds	1	-	-	1

	1	-	-	1

Noncurrent:
Available-for-sale:
Government bonds	435	-	19	416
Corporate debt securities	1,504	29	32	1,501
Fund trusts	2,310	22	107	2,225
Equity securities	10,073	2,484	1,510	11,047

	14,322	2,535	1,668	15,189

	Millions of yen
	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Current:
Available-for-sale:
Government bonds	1	-	-	1
Fund trusts	133	16	-	149

	134	16	-	150

Noncurrent:
Available-for-sale:
Government bonds	431	-	18	413
Corporate debt securities	1,593	27	32	1,588
Fund trusts	2,366	40	170	2,236
Equity securities	10,522	2,532	836	12,218

	14,912	2,599	1,056	16,455

Time deposits with original maturities of more than three months are ¥4,583 million and ¥7,430 million at March 31, 2009 and December 31, 2008, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥10,669 million and ¥10,684 million at March 31, 2009 and December 31, 2008, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(3)	Trade Receivables
Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2009	December 31, 2008

Notes	32,480	20,303
Accounts	463,529	584,437
Less allowance for doubtful receivables	(10,596)	(9,318)

	485,413	595,422

(4)	Inventories
Inventories are summarized as follows:

	Millions of yen
	March 31, 2009	December 31, 2008

Finished goods	301,081	316,533
Work in process	177,250	171,511
Raw materials	21,632	18,875

	499,963	506,919

(5)	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2009	December 31, 2008

Land	249,361	247,602
Buildings	1,284,870	1,268,388
Machinery and equipment	1,421,427	1,395,451
Construction in progress	104,234	81,346

	3,059,892	2,992,787
Less accumulated depreciation	(1,702,036)	(1,635,601)

	1,357,856	1,357,186

Fixed assets presented in the consolidated statement of cash flows includes property, plant and equipment and intangible assets.
(6)	Trade Payables
Trade payables are summarized as follows:

	Millions of yen
	March 31, 2009	December 31, 2008

Notes	9,411	14,544
Accounts	286,335	392,202

	295,746	406,746

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheet for the three months ended March 31, 2009 was as follow:

	Millions of yen

	Canon Inc.
	stockholders’	Noncontrolling
	equity	interests	Total equity

Balance at December 31, 2008	2,659,792	191,190	2,850,982

Dividends paid to stockholders of Canon Inc.	(67,897)	-	(67,897)
Dividends paid to noncontrolling interests	-	(2,208)	(2,208)
Capital transaction by consolidated subsidiaries and affiliated companies and other	(617)	(1,033)	(1,650)

Comprehensive income (loss):
Net income (loss)	17,744	(2,109)	15,635
Other comprehensive income (loss), net of tax Foreign currency translation adjustments	43,670	(118)	43,552
Net unrealized gains and losses on securities	(519)	54	(465)
Net gains and losses on derivative instruments	(4,761)	-	(4,761)
Pension liability adjustments	(380)	292	(88)

Total comprehensive income (loss)	55,754	(1,881)	53,873

Balance at March 31, 2009	2,647,032	186,068	2,833,100

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(8)	Net Income Attributable to Canon Inc. Stockholders per Share
A reconciliation of the numerator and denominator of basic and diluted net income per share computations is as follows:

Millions of yen
Three months ended
March 31, 2009
Net income attributable to Canon Inc.	17,744

Number of shares
Three months ended
March 31, 2009
Average common shares outstanding	1,234,486,737

Yen
Three months ended
March 31, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	14.37
Diluted	14.37
The computation of diluted net income per share for the three months ended March 31, 2009 excludes outstanding stock options because the effective would be anti-dilutive.

(9)	Supplemental Information for the Statement of Income

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statement of income. Foreign currency exchange gains, net were ¥3,755 million for the three months ended March 31, 2009.

Advertising costs are expensed as incurred. Advertising expenses were ¥11,997 million for the three months ended March 31, 2009.

Shipping and handling costs totaled ¥10,685 million for the three months ended March 31, 2009, and is included in selling, general and administrative expenses in the consolidated statement of income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables, which are denominated in foreign currencies. In accordance with Canon’s risk management policy, a specific portion of the foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments that have been designated and qualify as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period that the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2009 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)

Contract amounts of the foreign exchange contracts as of March 31, 2009 and December 31, 2008 are set forth below:

	Millions of yen
	March 31, 2009	December 31, 2008

To sell foreign currencies	224,659	350,959
To buy foreign currencies	40,614	35,247
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheet as of March 31, 2009.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Liabilities:
Foreign exchange contracts	Other current liabilities	2,981
Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Assets:
Foreign exchange contracts	Prepaid expenses and other	2,015
	current assets
Liabilities:
Foreign exchange contracts	Other current liabilities	6,615

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)

The following tables present the effect of Canon’s derivative instruments on the consolidated statement of income for the three months ended March 31, 2009.

Derivatives in Statement 133 Cash Flow Hedging Relationships

Millions of yen
	Gain (Loss)			Gain (Loss) Recognized in
	Recognized in	Gain (Loss) Reclassified from		Income (Ineffective Portion and
	OCI (Effective	Accumulated OCI into Income		Amount Excluded from
	Portion)	(Effective Portion)		Effectiveness Testing)
	Amount	Location	Amount	Location	Amount

Foreign exchange contracts	(7,936)	Other, net	3,234	Other, net	(151)
Derivatives not designated as hedging instruments under Statement 133

	Millions of yen
	Gain (Loss) Recognized
	in Income on Derivative
	Location	Amount
Foreign exchange contracts	Other, net	(11,331)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2009, commitments outstanding for the purchase of property, plant and equipment approximated ¥42,497 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥53,722 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,197 million and ¥14,223 million at March 31, 2009 and December 31, 2008, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥14,960 million (within one year) and ¥34,681 million (after one year), at March 31, 2009.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥21,883 million at March 31, 2009. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2009 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2009 is summarized as follows:

Millions of yen

Balance at December 31, 2008	17,372
Addition	4,449
Utilization	(4,582)
Other	(2,078)

Balance at March 31, 2009	15,161

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers sold in Germany during the period from 1997 through 2001. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. In 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on the printing speed and color printing capability) should be applied. Hewlett-Packard GmbH filed a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court in August 2008. For the multi-function printers sold during the period from 2002 through 2007, VG Wort made a request for arbitration with Canon before an arbitration court in January 2007, and the arbitration court delivered their settlement proposal in December 2008. However, VG Wort rejected such settlement proposal in January 2009. Subsequently, in March 2009, a German industrial association BITKOM and VG Wort entered into a settlement about the tariffs on the multi-function printers sold in Germany during the period from 2002 to 2007. Canon acceded to this settlement and this dispute regarding copyright levy tariff on the multi-function printers sold from 2002 to 2007 has been now resolved. With respect to the period from 1997 to 2001, the outcome of the pending litigation between Hewlett-Packard GmbH and VG Wort does not affect Canon as it had no sales of multi-function printers in Germany during that period. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. As mentioned above, the dispute over the tariff on the multi-function printers sold in Germany during the period from 2002 to 2007 was already resolved by means of settlement. Still, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

(12)	Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	-	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy provisions of SFAS No. 157.

	Millions of yen

	March 31, 2009

	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	–	164,420	–	164,420

Investments	12,750	976	1,464	15,190

Derivatives	–	2,015	–	2,015

Total assets	12,750	167,411	1,464	181,625

Liabilities:

Derivatives	–	9,596	–	9,596

Total liabilities	–	9,596	–	9,596

	Millions of yen

	December 31, 2008

	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	–	194,030	–	194,030

Investments	14,108	981	1,516	16,605

Derivatives	–	10,516	–	10,516

Total assets	14,108	205,527	1,516	221,151

Liabilities:

Derivatives	–	678	–	678

Total liabilities	–	678	–	678

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

Level 1 investments are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised mainly of corporate debt securities, which are valued based on unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate debt securities, for the three months ended March 31, 2009.

Millions of yen

Balance at December 31, 2008	1,516

Total gains or losses (realized or unrealized):

Included in earnings	(94)

Included in other comprehensive income (loss)	(3)

Purchases, issuances, and settlements	45

Balance at March 31, 2009	1,464

Gains and losses included in earnings are mainly related to corporate debt securities still held at March 31, 2009, and are reported in “Other, net” in the consolidated statements of income.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During the three months ended March 31, 2009, there were no circumstances that required any significant assets that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Segment Information

Segment Information by Product					(Millions of yen)
Three months ended	Business	Cameras	Optical	Corporate	Consolidated
March 31, 2009:	Machines		and Other	and
			Products	Eliminations

Net sales:
Unaffiliated customers	451,606	165,549	69,879	-	687,034
Intersegment	-	-	41,214	(41,214)	-

Total	451,606	165,549	111,093	(41,214)	687,034

Operating profit (loss)	59,104	7,830	(11,349)	(35,553)	20,032

Note:
The primary products included in each of the product segments are as follows:
Business machines: Network multifunction devices (MFDs) / Copying machines / Laser beam printers /
Inkjet printers / Computer information systems / Document scanners / Calculators
Cameras: Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels/
Broadcasting equipment / Medical equipment / Large format printers

Segment Information by Geographic Area						(Millions of yen)
Three months ended	Japan	Americas	Europe	Other	Corporate	Consolidated
March 31, 2009:				Areas	and
					Eliminations

Net sales:
Unaffiliated customers	213,695	171,141	208,862	93,336	-	687,034
Intersegment	304,291	778	435	90,352	(395,856)	-

Total	517,986	171,919	209,297	183,688	(395,856)	687,034

Operating profit (loss)	34,048	(139)	8,311	4,090	(26,278)	20,032

Notes:
     1. Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.
     2. The principal countries and regions included in each category of geographic area are as follows:
          Americas:   United States of America, Canada, Latin America
          Europe:   England, Germany, France, Netherlands
          Other Areas:   Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Segment Information (continued)

Segment Information – Sales by Region

	Millions of yen

	Three months ended March 31, 2009
	Sales	Percentage
Japan	169,504	24.7
Americas	176,331	25.6
Europe	210,067	30.6
Other areas	131,132	19.1

Total	687,034	100.0

Notes:
     1. This summary of net sales by region of destination is determined by the location of the customer.
     2. The principal countries and regions included in each regional category are as follows:
         Americas:   United States of America, Canada, Latin America
         Europe:   England, Germany, France, Netherlands
         Other Areas:   Asian regions, China, Oceania